UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For May 08, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 08, 2006  -  Holding(s)in Company





NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company


Bunzl plc


2. Name of shareholder having a major interest


Lazard Asset Management LLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Lazard Asset Management LLC and/or its subsidiaries relating to shares held in portfolios managed on a discretionary basis for clients or Lazard funds.


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Register Holder                                                           Amount

Lazard Asset Management LLC                                            657,447

Lazard Asset Management Limited                                      6,964,446

Lazard Fund Managers Limited                                         2,556,647

Lazard Asset Management (Deutschland) GmbH                             101,789

Lazard Fund Managers (Ireland) Limited                                 358,915

                                                                       ---------
                                                       Total        10,639,244
                                                                       ---------


5. Number of shares / amount of stock acquired


10,639,244


6. Percentage of issued class


3.067%


7. Number of shares / amount of stock disposed


N/A


8. Percentage of issued class


N/A


9. Class of security


Ordinary Shares of 321/7p


10. Date of transaction


02 May 2006


11. Date company informed


05 May 2006


12. Total holding following this notification


10,639,244


13. Total percentage holding of issued class following this notification


3.067%


14. Any additional information


N/A


15. Name of contact and telephone number for queries


P N Hussey, 020-7495-4950


16. Name and signature of authorised company official responsible for making this notification


P N Hussey, Company Secretary


Date of notification


08 May 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 08, 2006                           By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer